Exhibit 99.1:

RNS Number : 6834X

Unilever PLC

05 May 2021

Notification of change to Senior Independent Director

and confirmation of Board Committee Membership

London, 5 May 2021 – Unilever PLC today announced that following the 2021 AGM, Youngme Moon has decided to step down from her role as Senior Independent Director with immediate effect due to other commitments.  Youngme will continue to serve as a Non-Executive Director of Unilever. Andrea Jung, Non-Executive Director, has been appointed by the Board to succeed Youngme as Senior Independent Director.

Unilever also confirmed that following the 2021 AGM the membership of the Board Committees will be as follows:

Audit Committee:

John Rishton (Chair), Judith Hartmann, Susan Kilsby

Compensation Committee:

Andrea Jung (Chair), Nils Andersen, Laura Cha

Corporate Responsibility Committee:

Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma

Nominating and Corporate Governance Committee:

Nils Andersen (Chair), Laura Cha, Andrea Jung, Feike Sijbesma

Media: Media Relations team +44 78 2527 3767 lucila.zambrano@unilever.com	Investors: Investor Relations team +44 20 7822 6830 investor.relations@unilever.com

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Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer  references; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020.